

December 15, 2021

Julie Bimmerman
Interim Chief Financial Officer and Treasurer
Rollins, Inc.
2170 Piedmont Road , N.E.
Atlanta, GA 30324

      Re: Rollins, Inc.
          Form 10-K for the Year Ended December 31, 2020
          Filed February 26, 2021
          Form 10-Q for the Fiscal Quarter Ended September 30, 2021
          Filed October 29, 2021
          File No. 001-04422

Dear Ms. Bimmerman:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. Please disclose how you expect COVID-19 (and the resulting increase in people working from or confined to their homes) to impact your future operating results, including whether you expect that COVID-19 will impact future operations differently than how it affected the current period. If possible, please also disclose the extent to which you believe revenue gains are attributable to COVID-19, pricing changes, or general growth in the market for your services.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services